東京青山・青木・狛法律事務所

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07027502

RECEIVED
2007 OCT 23 A 9:12

File No. 82-34816
October 10, 2007

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SEGA SAMMY HOLDINGS INC.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3-2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SEGA SAMMY HOLDINGS INC. (the "Company") with respect to its ADR program, enclose herewith English translation of the documents of which contents were announced by the Company.

- Notice of Change of Representative Director of Subsidiary (Nissho Inter Life Co., Ltd.) (Dated June 13, 2007)
- Notice of Invalidation Decision by the Japanese Patent Office (Dated October 3, 2007)
- Notice of Revision to Interim Forecasts for the Fiscal Year Ending March 2008 (Dated October 5, 2007)

PROCESSED
OCT 30 2007
THOMSON FINANCIAL

Yours truly,

Fusako Otsuka

FO/ah
Encl.
cc: Mr. Dennis Chung of The Bank of New York
cc: Ms. Fusako Annie Amikura of The Bank of New York Securities Company Japan Ltd.
cc: Ms. Maki Nishikado of SEGA SAMMY HOLDINGS INC. (w/o encl.)

10/23

(Translation)

File No. 82-34816

June 13, 2007

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.

Name of Representative: Hajime Satomi,
Chairman, President and
Representative Director (CEO)

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry: Michael Masakimi Hotta,
Executive Officer
(TEL: 03-6215-9955)

Notice of Change of Representative Director of Subsidiary (Nissho Inter Life Co., Ltd.)

Notice is hereby given that Nissho Inter Life Co., Ltd., a subsidiary of SEGA SAMMY HOLDINGS INC., at the meeting of its Board of Directors held on June 13, 2007, adopted a resolution for a change in its Representative Directors as described in the document attached herewith.

(Attached document: "Notice of Change of Representative Director")

(Translation)

June 13, 2007

Dear Sirs,

Name of Company:	Nissho Inter Life Co., Ltd.
Name of Representative:	Seijin Tanno, President and Representative Director
	(JASDAQ, Code No. 1986)
Further Inquiry:	Tatsuyoshi Shono, Executive Officer and General Manager, Accounting Dept. (TEL: 03-3810-7111)

Notice of Change of Representative Director

Notice is hereby given that Nissho Inter Life Co., Ltd. (the "Company"), at the meeting of its Board of Directors held on June 13, 2007, adopted a resolution for a change in its Representative Directors, as described below:

Description

New Title	Name	Former Title
Executive Vice President and Representative Director, and General Manager of Business Control Division	Nobuo Takeda	Executive Officer, General Manager of Business Control Division and General Manager of Total Business Division

1. Reason for the change

The Company will make such change with the aim of letting him assist President and Representative Director Seijin Tanno and strengthening its management basis.

2. Profile of the new Representative Director

Place of birth:	Niigata Prefecture	
Date of birth:	April 1, 1941	
Education:	March 1965	Graduated from Meiji University, School of Commerce
Career summary:	September 1965	Joined TANSEISHA Co., Ltd.
	April 1999	Senior Managing Director of TANSEISHA Co., Ltd.
	April 2002	Representative Director and CEO of Tansei Integrated Design Studio Co., Ltd.

June 2006	Counselor of TANSEISHA Co., Ltd.
April 2007	Executive Officer, General Manager of Business Control Division and General Manager of Total Business Division of Nissho Inter Life Co., Ltd.
June 2007	Executive Vice President and Representative Director, and General Manager of Business Control Division of Nissho Inter Life Co., Ltd. (current)

3. Date of assumption of office

June 13, 2007

- END -

(Translation) **File No. 82-34816**

October 3, 2007

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi,
Chairman, President and
Representative Director (CEO)
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further Inquiry: Michael Masakimi Hotta,
Executive Officer
(TEL: 03-6215-9955)

Notice of Invalidation Decision by the Japanese Patent Office

Notice is hereby given that with regard to the action of infringement of patent rights filed against Sammy Corporation ("Sammy"), a subsidiary of SEGA SAMMY HOLDINGS INC. (the "Company"), by Aruze Corp. ("Aruze"), Sammy received the delivery of a decision invalidating the patent right held by Aruze (dated September 20, 2007) from the Japanese Patent Office on October 2, 2007, as described below:

Description

1. Content of the invalidation decision:

The patents for inventions as defined in claim 1, claim 2, claim 5, claim 7, claim 11 through claim 13 and claim 15 through claim 24 of Patent No. 3069092 held by Aruze shall be invalidated.

2. Related action for damages for infringement of the patent rights:

With regard to Sammy's drum-rotating game machines (or pachislot machines), Aruze has filed an action for damages based on Patent No. 3069092 and Patent No. 3708056.

Related product (Model)	Date of action filed	Current status
Hokuto-no-Ken	December 27, 2005	Filed with, and dismissed by, the Tokyo District Court (Amount of damages claimed: ¥21,000,000,000)
	June 4, 2007	Appealed to, and on trial at, the Intellectual Property High Court (Amount of damages claimed: ¥21,000,000,000)

3. Background:

(1)	December 27, 2005:	Aruze filed the action for damages (with the Tokyo District Court).
(2)	March 1, 2006:	Sammy filed with the Japanese Patent Office a petition for a decision invalidating the patent (Patent No. 3708056).
(3)	March 27, 2006:	Sammy filed with the Japanese Patent Office a petition for a decision invalidating the patent (Patent No. 3069092).
(4)	October 17, 2006:	The Japanese Patent Office delivered a decision invalidating Patent No. 3708056.
(5)	May 22, 2007:	The Tokyo District Court dismissed the action for damages filed by Aruze.
(6)	June 4, 2007:	Aruze appealed to the Intellectual Property High Court.
(7)	October 2, 2007:	The Japanese Patent Office delivered a decision invalidating part of Patent No. 3069092.

4. Future prospects

As described in paragraph 2 above, the action related with the patent rights is currently on trial at the Intellectual Property High Court. The Company believes that the judgment of the court of first instance and the invalidation decision by the Japanese Patent Office will properly be reflected in the action. The result of the action will be publicized as soon as it becomes available.

- END -

(Translation)

October 5th, 2007

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi, Chairman, President and Representative Director
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further Inquiry: Michael Masakimi Hotta, Executive Officer
(TEL: 03-6215-9955)

Notice of Revision to Interim Forecasts for the Fiscal Year Ending March 2008

Notice is hereby given that the forecast for the interim period of the fiscal year ending March 2008 (April 1st, 2007 ~ March 31st, 2008) as announced on May 11th, 2007 has been revised as follows.

Interim forecast (April 1st, 2007 ~ September 30th, 2007)

(Units: Yen Million, %)	Net Sales	Operating Profit	Ordinary Profit	Interim Net Income
Initial Forecast (A)	310,000	14,000	13,000	(5,000)
Revised Forecast (B)	230,000	(7,000)	(6,500)	(21,500)
Difference (B−A)	(80,000)	(21,000)	(19,500)	(16,500)
% Difference	(25.8%)	—	—	—
(Reference) Prior Fiscal Year Interim Results	283,551	62,931	66,029	37,997

＜Reasons for Revision＞

In the interim period of the current fiscal year, the total unit sales of pachislot machines is expected to be 310 thousand, below the forecast of 486 thousand, due to delays in obtaining approvals for main titles. In the pachinko machine sales business, with the aim of ensuring the increased quality of the titles, some pachinko machine product launches were delayed, and sales in the interim period are now forecast to be 57 thousand units, below the initial forecast of 127 thousand units. Additionally, the number of units being introduced under the rental plan, which is being offered for a limited time as a measure of industry cooperation, have tracked above forecast. As revenue is recognized on an ongoing basis under the rental plan, this has lead to an initial decline in average revenue per machine. Due to the aforementioned reasons, it is expected that net sales and profits in the pachinko pachislot business will fall below expectations in the interim period. Results in the amusement machines business have been firm. In the amusement facilities and consumer businesses, net sales are expected to come in below initial forecast levels.

As a result of the above, net sales are expected to fall 80 billion Yen below forecast to 230 billion Yen. With major products and services in businesses such as our consumer segment being slated for release in the second half, while certain associated costs are being booked in the first half, combined with the expectation of only 12 billion yen in operating profit in the pachinko pachislot business, interim period operating loss is expected to be 7 billion Yen, and interim period ordinary loss 6.5 billion Yen. After the impact of other factors including corporate tax, the interim period net loss is expected to be 21.5 billion Yen. The expected interim dividend is unchanged from the initial forecast of 30 Yen per share.

In light of our adjusted forecast for the interim period, factors including expectations that it will continue to take time to obtain approvals for major titles in the pachinko pachislot business, and a difficult operating

environment, the full year forecast is currently being reviewed and updated figures are planned to be announced upon completion of the review.

(Note) The above forecasts of operating results are made based on the assumptions, prospects and plans for the future available as of the date hereof and involve risks and uncertainties. The actual results may differ from the forecasted figures due to various material factors.

-END-

END